

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

Via E-mail
Mr. Ray Singleton
President and Chief Executive Officer
Earthstone Energy Inc.
633 17th Street, Suite 1645
Denver, Colorado 80202

> **Re:** **Earthstone Energy Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed June 16, 2011**
> **File No. 1-35049**

Dear Mr. Singleton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Regulations, page 13

1. We note that the primary focus of your current and future operations is in the Williston Basin, where hydraulic stimulation technology is in use. To the extent that hydraulic fracturing/hydraulic stimulation technology is a material part of your overall operations, in this section or another section, provide a discussion of the material financial and operational risks associated with hydraulic fracturing, such as underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives. See Rule 12b-20 under the Securities Exchange Act of 1934.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271 or the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/H. Roger Schwall for

Anne Nguyen Parker
Branch Chief